Exhibit 8

INTERNET GOLD – GOLDEN LINES LTD.
SUBSIDIARIES

Name	Place of Incorporation	Percentage of Ownership

Internet Gold International Ltd.	Israel	100%
Smile.Media Ltd. (formerly Gold Mind Ltd.)	Israel	100%
Start Net Ltd.	Israel	100%
Smile.Communications Ltd. (formerly Gold Trade Ltd.)	Israel	100%
Nirshamim Lalimudim Ltd.	Israel	100%
IG Vest Ltd.*	Israel	100%
Internet Gold Tech-Holdings Ltd.*	Israel	100%
Seret Israel's Movies Portal Ltd.	Israel	51%
Yahala Internet Solutions Ltd.	Israel	51%
The Money Interactive Ltd.	Israel	50.1%
MSN Israel Ltd.	Israel	50.1%
Hype Active Media Ltd.	Israel	50%

* Inactive.